1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 29, 2021

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Alexander Karampatsos and me on July 1, 2021 with respect to the Registrant’s Post-Effective Amendment No. 28 filed on May 21, 2021, relating to Hartford Schroders ESG US Equity ETF (the “Fund”), a new series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix I.

2.	Comment:	We believe that the Fund’s name suggests investments in a particular type of investment, namely “ESG” investments. Therefore, pursuant to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”), we believe the Fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in that type of investment. Please comply with this requirement and revise the disclosure accordingly. The Fund may establish its own criteria and parameters for compliance with the Rule 35d-1 investment policy.

Response:	The Registrant notes that Rule 35d-1 requires that a fund with a name suggesting investment in certain investments or industries adopt a policy to invest at least 80% of its assets (as defined by the Rule) in the particular types of investments suggested by its name. The Registrant does not believe that the term “ESG” suggests a focus on a particular type of investment or in a particular industry but rather connotes a type of investment strategy similar to “growth” or “value” investing and does not, therefore, require the Fund to adopt a Rule 35d-1 investment policy. Nevertheless, given the Staff’s comment, the Registrant has adopted an 80% investment policy with respect to ESG investments for the Fund.

3.	Comment:	The Fund’s Principal Investment Strategy section includes the following disclosure: “[t]he Fund does not generally invest in companies generating a significant portion of their revenue from tobacco, weapons, tar sands, thermal coal and gambling.” Please consider deleting “generally” and disclose what “significant” means.

Response:	The Registrant confirms that it will revise the disclosure in response to this comment to clarify how this policy is applied. The revised disclosure is provided below.

The Fund does not generally invest in companies that are significantly involved in certain industries or product lines, including but not limited to, tobacco, weapons, tar sands, thermal coal and gambling. In determining whether a company is significantly involved in the industries or product lines listed above, the Sub-Advisers typically use revenue thresholds for certain industries or product lines (e.g., companies that derive equal or more than 10% of revenues from thermal coal power generation) and categorical exclusions for other industries or product lines (e.g., controversial weapons). These exclusionary criteria may be updated periodically by the Sub-Advisers to, among other things, add or remove certain industries or product lines from the screening process, revise the revenue thresholds and categorical exclusions applicable to such activities, or change particular industries or product lines from a categorical exclusion to a revenue threshold, or vice versa.

4.	Comment:	In the Fund’s Principal Investment Strategy section, please disclose whether the Fund seeks to invest in securities of companies of a specific market capitalization.

Response:	The Registrant confirms that the Fund may invest in securities of companies of any market capitalization and will revise the disclosure accordingly.

5.	Comment:	Do the sub-advisers rely on third-party service providers for ESG categorization purposes? If so, please disclose a brief description of the methodology used by such service providers and include corresponding risk disclosure.

Response:	The Registrant confirms that the sub-advisers do not rely on third-party service providers for ESG categorization purposes.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

John V. O’Hanlon

Appendix I

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.39%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.39%

Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The example assumes that:

•	You invest $10,000

•	Your investment has a 5% return each year

•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3
$40	$125